Clinuvel Pharmaceuticals Limited

April 17, 2026

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Vanessa Robertson
Bonnie Baynes Joe McCann Lauren Sprague Hamill

Re:	Clinuvel Pharmaceuticals Limited
Amendment No. 2 to Draft Registration Statement on Form 20-F
Submitted March 30, 2026
CIK No. 0001290877

To Whom It May Concern:

This letter is in response to the letter dated April 7, 2026 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Clinuvel Pharmaceuticals Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. An Amendment No. 3 to Draft Registration Statement on Form 20-F (the “Amendment No. 3”) is being submitted confidentially to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form 20-F

Item 4. Information on the Company

Grow the Research and Development..., page 27

1.	We note your revisions in response to prior comment 3. Please address the following:

●	We note that your disclosure on page 6 indicates that one or more submissions to EMA would be required prior to commercializing Scenesse for treatment of EPP in adolescents. Accordingly please revise the gray bar in the table so that it does not extend into the “Commercial” column.
●	We note you are developing novel formulations of the melanocortin adrenocorticotropic hormone (“ACTH”) as NEURACTHEL® in multiple dosage forms. You disclose that the NEURACTHEL Instant candidate is a generic and that you have not conducted any clinical trials. Accordingly, please revise the graphic itself to reflect that you plan to seek approval for a generic product and remove the solid blue coloring from the Phase 1, 2 and 3 columns. Also revise the footnotes, as well as your discussion of NEURACTHEL on page 27, to identify the indication or indications that will be covered by your initial submission(s) to a European regulator or indicate that you have not yet made such a determination. Similarly, revise the graphic and footnotes thereto to disclose the indication(s) for which the NEURACTHEL modified release formulation is being studied, and revise your discussion on page 27 and throughout as appropriate to describe the “ongoing preclinical program” for this product candidate.
●	With respect to your presentation of the VLRX-L controlled-release peptide platform, please revise the table to explain, if true, that (i) this platform involves liquid injections and (ii) that you have not chosen a specific peptide for clinical development.

Response: In response to the Staff’s comments, we have revised our disclosure on page 27 and our table and footnotes on page 28 of the Amendment No. 3 as requested.

Research and Development, page 35

2.	We note your revisions in response to prior comment 2, which we reissue in part. Please further revise your discussion related to your announced expansion of the VALLAURIX RD&I Centre to address the following:

●	Discuss and quantify the support that you are to receive under the five-year investment plan. Disclose whether you are receiving grants, loans and/or other forms of support. Also, discuss your material obligations under the contract as well as the term and termination provisions.
●	With reference to Items 4.D of Form 20-F, disclose an estimate of the amount of your planned expenditures for the expansion, including the amount of expenditures already paid. Clarify whether these expenditures are exclusive or inclusive of funding slated to be received from the Singaporean Economic Development Board. For guidance, refer to Item 4.D. of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on page 35 of the Amendment No. 3 to (i) disclose that there may be tax credits and/or cash refunds to support specific expenditure from the Singaporean Economic Development Board (“EDB”); (ii) our material obligations under the contract; and (iii) disclose the estimated amount we expect to invest on the VALLAURIX RD&I Centre.

In addition, we respectfully advise the Staff that the agreements we entered into with the EDB are contractually confidential and, as such, we are legally unable to disclose the details of the EDB’s support or the term and termination provisions.

Item 5. Operating and Financial Review and Prospects

A. Operating Results - Research and Development, page 46

3.	We acknowledge your response to prior comment seven and partially reissue our comment:

●	Please revise to include in your disclosures a statement regarding whether you track direct research and development costs by program area.
●	Revise your disclosure to disaggregate ‘Direct R&D clinical site and program costs’ currently included in ‘other costs’ for each period presented. We do not believe potential competitive harm is a valid reason for omitting this material information.

Response: In response to the Staff’s comments, we have revised our disclosure on page 46 of the Amendment No. 3 to (i) include a statement that we do not disaggregate research and development expenditure by individual program; and (ii) disaggregate “Direct R&D clinical site and program costs” from “other costs” for each period presented.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (917) 512-0827.

Very truly yours,

/s/ Philippe Wolgen
Name:	Philippe Wolgen
Title:	Managing Director and Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC